UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AMTD DIGITAL INC.

(Name of Company)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

00180N 101

(CUSIP Number)

AMTD Group Inc.

AMTD IDEA Group

25/F Nexxus Building

41 Connaught Road Central

Hong Kong

+852 3163 3298

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons AMTD Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 65,549,039 shares (represented by 65,549,039 Class B ordinary shares, which may be converted into 65,549,039 Class A ordinary shares at any time)(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,549,039 shares (represented by 65,549,039 Class B ordinary shares, which may be converted into 65,549,039 Class A ordinary shares at any time)(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,549,039 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.6%. The voting power of the shares beneficially owned represented 99.2% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) HC

Note:

(1)

Representing 65,549,039 Class B ordinary shares directly held by AMTD IDEA Group. As AMTD Group Inc. holds 50.2% of the issued and outstanding share capital of AMTD IDEA Group, AMTD Group Inc. may be deemed to beneficially own the corresponding 65,549,039 Class B ordinary shares.

(2)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 76,578,142 issued and outstanding ordinary shares (consisting of 10,928,142 Class A ordinary shares and 65,650,000 Class B ordinary shares) of the Issuer as of February 6, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	Names of Reporting Persons AMTD IDEA Group
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 65,549,039 shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 65,549,039 shares(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,549,039 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.6%. The voting power of the shares beneficially owned represented 99.2% of the total outstanding voting power.(1)
14	Type of Reporting Person (See Instructions) HC

Note:
(1)	Representing 65,549,039 Class B ordinary shares.
(2)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 76,578,142 issued and outstanding ordinary shares (consisting of 10,928,142 Class A ordinary shares and 65,650,000 Class B ordinary shares) of the Issuer as of February 6, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to Class A ordinary shares, par value US$0.0001 per share, of AMTD Digital Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 25/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.

The Issuer’s American depositary shares (the “ADSs”), each representing 0.4 Class A ordinary shares, are listed on the New York Stock Exchange under the symbol “HKD.”

Item 2. Identity and Background

This Schedule 13D is being filed jointly by AMTD Group Inc. (“AMTD Group”) and AMTD IDEA Group (together with AMTD Group, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

AMTD Group is a British Virgin Islands company. AMTD Group Inc. is a conglomerate with core business portfolio spanning across financial services, digital solutions, media and culture, education and training, and premium assets. The principal executive offices of AMTD Group are located at 25/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

AMTD IDEA Group is a Cayman Islands company. AMTD IDEA Group is a leading Hong Kong-headquartered comprehensive financial institution. The principal executive offices of AMTD IDEA Group are located at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 6, 2023, AMTD IDEA Group acquired 100% of the equity interest in AMTD Assets Group from AMTD Assets Alpha Group for a net purchase consideration of US$268 million, which was settled by AMTD IDEA Group through the issuance of 30,875,576 newly issued Class B ordinary shares of AMTD IDEA Group to AMTD Assets Alpha Group, in accordance with a share purchase agreement entered into between AMTD Assets Alpha Group and AMTD IDEA Group. AMTD Assets Group holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million at the time the relevant agreements were entered into. Immediately following the acquisition, AMTD IDEA Group transferred 100% of the equity interest in AMTD Assets Group to the Issuer, a subsidiary of AMTD IDEA Group, at the same valuation in return for 515,385 newly issued Class B ordinary shares of the Issuer, in accordance with a share purchase agreement entered into between the Issuer and AMTD IDEA Group.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best of their knowledge, any person named in Schedule A hereto, has any present plans or proposals to acquire additional securities of the Issuer. Each of the Reporting Persons and the person named in Schedule A hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 76,578,142 issued and outstanding ordinary shares (consisting of 10,928,142 Class A ordinary shares and 65,650,000 Class B ordinary shares) of the Issuer as of February 6, 2023. For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.

Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 16, 2023, between AMTD IDEA Group and AMTD Group Inc.

99.2	Share Subscription Agreement dated August 15, 2022 between AMTD Assets Alpha Group and AMTD IDEA Group

99.3	Share Subscription Agreement dated August 15, 2022 between AMTD Digital Inc. and AMTD IDEA Group

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2023	AMTD Group Inc.

	By:	/s/ Issac See
	Name:	Issac See
	Title:	Company Secretary

AMTD IDEA Group

	By:	/s/ Issac See
	Name:	Issac See
	Title:	Company Secretary

SCHEDULE A

Directors and Executive Officers of AMTD Group Inc.

The names of the directors and the names and titles of the executive officers of AMTD Group Inc. and their principal occupations are set forth below. Except for Dr. Feridun Hamdullahpur, the business address of the directors and executive officers is c/o AMTD Group Inc., 25/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

Name	Position with AMTD Group Inc.	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Calvin Choi	Chairman & Chief Executive Officer	*	Canadian	11,320,458
Marcellus Wong	Director	*	Chinese	—
Yu Gao	Director	*	Chinese	—
Feridun Hamdullahpur(1)	Director	*	Canadian	—
Executive Officers:
Xavier Ho Sum Zee	Chief Financial Officer	*	Chinese	—

*	The principal occupation is the same as his/her position with AMTD Group Inc.
(1)	The business address of Dr. Feridun Hamdullahpur is University of Waterloo, 200 University Avenue, West Waterloo, Ontario, Canada N2L3G1.

Directors and Executive Officers of AMTD IDEA Group

The names of the directors and the names and titles of the executive officers of AMTD IDEA Group and their principal occupations are set forth below. Except for Dr. Feridun Hamdullahpur, Dr. Timothy Tong and Dr. Annie Koh, the business address of the directors and executive officers is c/o AMTD Group Inc., 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

Name	Position with AMTD IDEA Group	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Dr. Feridun Hamdullahpur(1)	Chairman of the Board of Directors and Independent Director	*	Canadian	—
Dr. Timothy Tong (2)	Independent Director	*	American	—
Dr. Annie Koh(3)	Independent Director	*	Singaporean	—
Marcellus Wong	Director	*	British	—
Raymond Yung	Director	*	British	—
Executive Officers:
William Fung	Chief Executive Officer	*	Chinese	—
Xavier Ho Sum Zee	Chief Financial Officer	*	Chinese	—
Jason Man Chun Chiu	Co-Chief Financial Officer	*	Chinese	—
Bert Chun Lung Tsang	Chief Accounting Officer	*	Chinese	—

*	The principal occupation is the same as his/her position with AMTD IDEA Group.
(1)	The business address of Dr. Feridun Hamdullahpur is University of Waterloo, 200 University Avenue, West Waterloo, Ontario, Canada N2L3G1.
(2)	The business address of Dr. Timothy Tong is 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong.
(3)	The business address of Dr. Annie Koh is Singapore Management University, 81 Victoria Street, Singapore 188065.